SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _)*

RENOVACOR, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

75989E106
(CUSIP number)

Thomas Needham
c/o Broadview Ventures, Inc.
265 Franklin Street
Boston, MA 02110
(617) 459-4686
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75989E106	13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS
Broadview Ventures I, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 94-3463468

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
974,529 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
974,529 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
974,529 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of (i) 443,823 shares of common stock of Renovacor, Inc. (the “Issuer”) held by Broadview Ventures I, LLC (“Broadview”) and (ii) 530,706 shares held by Longview Healthcare Ventures, LLC (“Longview”).

(2)	Based on 16,756,042 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 9, 2021.

CUSIP NO. 75989E106	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Longview Healthcare Ventures, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
974,529 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
974,529 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
974,529 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of (i) 443,823 shares of common stock of Renovacor, Inc. (the “Issuer”) held by Broadview Ventures I, LLC (“Broadview”) and (ii) 530,706 shares held by Longview Healthcare Ventures, LLC (“Longview”).

(2)	Based on 16,756,042 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 9, 2021.

CUSIP NO. 75989E106	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Renovacor, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is P.O. Box 8142, Greenwich, CT 06836.

Item 2.	Identity and Background.

(a) This Statement is being filed by Broadview Ventures I, LLC (“Broadview”) and Longview Healthcare Ventures, LLC (“Longview” together with Broadview, the “Reporting Persons”).  The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 99.1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The business address of the principal offices of each Reporting Person is Goodman’s Bay Corporate Center, West Bay Street, P.O. Box N-3933, Nassau, Bahamas.

(c) Broadview and Longview make venture capital investments in companies focused on cardiovascular medicine.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Broadview and Longview are limited liability companies organized under the laws of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

In August 2019, Broadview purchased 146,762 shares of Series A preferred stock of Renovacor Holdings, Inc., formerly known as Renovacor, Inc. (“Old Renovacor”), at a purchase price of approximately $4.06 per share for an aggregate purchase price of $596,596.78.  In November 2020, Broadview purchased 185,896 shares of Series A preferred stock Old Renovacor, at a purchase price of approximately $4.06 per share for an aggregate purchase price of $755,678.96.

On March 22, 2021, Longview entered into a Subscription Agreement (the “Subscription Agreement”) with the Issuer whereby Longview agreed to subscribe for shares of the Issuer’s Common Stock in a private placement to be consummated in connection with a business combination by and among the Issuer, CHAQ2 Merger Sub, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), and Old Renovacor (the “Business Combination”), pursuant to which Merger Sub merged with and into Old Renovacor, with Old Renovacor as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of the Issuer.

On September 2, 2021, at the effective time of the Business Combination, 443,823 shares of the Issuer’s Common Stock were issued to Broadview in exchange for the shares of Old Renovacor held by Broadview, and 204,936 shares of the Issuer’s Common Stock were issued to Longview in connection with Longview’s participation in the PIPE Investment (as described below).

Concurrently with the closing of the Business Combination, Longview purchased 325,770 shares of the Issuer’s Common Stock for a purchase price per share of $10.00 and an aggregate purchase price of $3,257,698 pursuant to the Subscription Agreement (the “PIPE Investment”).

All shares of the capital stock of the Issuer purchased by Broadview and Longview have been purchased using investment funds provided to Broadview and Longview. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP NO. 75989E106	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Thomas Needham, MBA, a director at Broadview Ventures, Inc., serves as a member of the board of directors of the Issuer. In addition, in his capacity as a director, Mr. Needham may be entitled to receive cash compensation and equity compensation, including stock options or other equity awards, pursuant to a plan or policy with regard to compensation of members of the board of directors of the Issuer.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) According to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 9, 2021, there were 16,756,042 shares of Common Stock outstanding after the closing of the Business Combination.

Broadview is the record holder of 443,823 shares of Common Stock and Longview is the record holder of 530,706 shares of Common Stock, which represents aggregate beneficial ownership of approximately 5.8% of the outstanding shares of Common Stock reported as of the closing of the Business Combination. Broadview and Longview are affiliated entities and both entities are managed by the board of directors of Parrain Corporation, a company organized in the Bahamas.

As a result, each of the Reporting Persons may beneficially own an aggregate of 974,529 shares of Common Stock, or approximately 5.8% of the outstanding Common Stock.

(b) Each Reporting Person has shared power to vote and dispose of 974,529 shares of Common Stock.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Only Broadview or Longview, respectively, has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Broadview or Longview, respectively.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference. In connection with the Business Combination, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Broadview and certain other stockholders of Old Renovacor. The Registration Rights Agreement provides certain registration rights to Broadview and other stockholders. The terms and provisions of the Registration Rights Agreement are described more fully in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2021 and the above summary is qualified by reference to such description and the full text of the Registration Rights Agreement, which is filed as Exhibit 99.2 to this Statement and is incorporated herein by reference.

CUSIP NO. 75989E106	13D	Page 5 of 6 Pages

In connection with the Business Combination, Broadview entered into a lock-up agreement, pursuant to which Broadview agreed, subject to certain exceptions, not to sell, assign, transfer or otherwise encumber any of the Issuer’s securities for six (6) months following the date of the closing of the Business Combination. The terms and provisions of such lock-up agreement are described more fully in the Issuer’s Proxy Statement filed with the Commission on August 5, 2021 (the “Proxy Statement”) and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 99.3 to this Statement and is incorporated herein by reference.

Upon consummation of the Offering, the Issuer entered into an indemnification agreement with each of its directors, including Mr. Needham. The indemnification agreement requires the Issuer, among other things, to indemnify Mr. Needham against expenses and liabilities to the fullest extent permitted by law, and for related expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by Mr. Needham in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Proxy Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 99.4 to this Statement and is incorporated herein by reference.

Mr. Needham, in his capacity as director, may be entitled to receive cash compensation and equity compensation, including stock options or other equity awards pursuant to a plan or policy with regard to compensation of members of the board of directors of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated September 13, 2021, by and among the Reporting Persons (filed herewith).
99.2
Registration Rights Agreement, dated as of September 2, 2021, by and between the Company and certain of its stockholders (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K as filed with the Commission on September 9, 2021 (SEC File No. 001-39271)).

99.3	Form of Lock-Up Agreement (incorporated by reference to Annex G to the Schedule 14A filed with the Commission on August 5, 2021 (SEC File No. 001-39271)).
99.4
Form of Indemnification Agreement for non-executive directors (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K as filed with the Commission on September 9, 2021 (SEC File No. 001-39271)).

CUSIP NO. 75989E106	13D	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: September 13, 2021	BROADVIEW VENTURES I, LLC

	By:	/s/ M.F.B. (Ben) Gillooly
	Name:	M.F.B. (Ben) Gillooly
	Title:	Director, Parrain Corporation, Manager of Broadview Ventures I, LLC

LONGVIEW HEALTHCARE VENTURES, LLC

	By:	/s/ M.F.B. (Ben) Gillooly
	Name:	M.F.B. (Ben) Gillooly
	Title:	Director, Parrain Corporation, Manager of Longview Healthcare Ventures, LLC